Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: Hydrogenics Corporation

Subject Company: Algonquin Power Income Fund

Exchange Act File Number of Subject Company: n/a

PRESS RELEASE

Hydrogenics Announces Non-Dilutive Financing

Mississauga, Ontario — June 12, 2009. Hydrogenics Corporation (Toronto: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has entered into an agreement with the trustees of Algonquin Power Income Fund (Toronto: APF.UN), which will result in a non-dilutive financing to Hydrogenics with gross cash proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses.

The transaction involves a Plan of Arrangement and an Exchange Offer pursuant to which, among other things, Hydrogenics will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics.

Pursuant to the Plan of Arrangement, Hydrogenics will transfer its business and operations, including all assets and liabilities, excluding Hydrogenics’ tax basis, to a newly created subsidiary (“New Hydrogenics”).  New Hydrogenics will have all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics.  Pursuant to the Exchange Offer, unitholders of Algonquin Power will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, unitholders of Algonquin Power becoming shareholders of Hydrogenics and Algonquin Power becoming a subsidiary of Hydrogenics.  Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

Benefits of the transaction to shareholders of Hydrogenics include an increase to New Hydrogenics’ cash reserves and working capital without a dilutive impact on shareholders of Hydrogenics, and the transfer of Hydrogenics’ assets to New Hydrogenics under the transaction, creating a new Canadian tax basis — which New Hydrogenics may apply in sheltering future taxable income.

Daryl Wilson, Hydrogenics’ President and CEO, stated, “This non-dilutive financing transaction with Algonquin Power is both timely and in the best interests of our shareholders.  Over the past three years, Hydrogenics has sharpened its market focus and strategy, and we have diligently sought innovative ways to finance our expected growth going forward.  Through this agreement, the resulting increase in our cash reserves and shareholder equity will provide the means to our focused efforts in renewable energy storage, industrial hydrogen products and commercialization of fuel cells in commercial markets.  The Canadian government, American government, Brazil, Germany and other European nations are investing heavily in the economic and environmental promise of clean, sustainable energy solutions, and Hydrogenics is ready to catch this wave.”

The board of directors of Hydrogenics and the board of trustees of Algonquin Power have each unanimously approved the transaction. Genuity Capital Markets acted as financial advisor to the Board of Directors of Hydrogenics and provided a fairness opinion with respect to the transaction.

The transaction is subject to various conditions, including the receipt of regulatory approvals, which include the approval of The Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics and unitholders of Algonquin Power. The respective shareholder and unitholder meetings will be called to approve the Plan of Arrangement and amendments to Algonquin Power’s declaration of trust in connection with the transaction. In addition, completion of the transaction is subject to Algonquin Power unitholders tendering the requisite number of units to the Exchange Offer.

Details of the terms of the transaction are set out in the Support Agreement that will be filed by Hydrogenics and Algonquin Power on SEDAR, and also on EDGAR by Hydrogenics. Additional details regarding the transaction will be provided in proxy circulars to be mailed to shareholders and unitholders, respectively, with respect to special meetings to be held by Hydrogenics shareholders and by Algonquin Power unitholders in connection with the transaction. The mailing of the proxy circulars for these special meetings is expected to occur in late June with the meetings to be held on or about July 27, 2009.

Holders of Algonquin Power’s units and debentures will also receive a take-over bid circular, pursuant to which Hydrogenics will offer to acquire their respective units and convertible debentures of Algonquin Power for securities of Hydrogenics.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about its achievements, future results, goals, levels of activity, performance, and other future events. Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on the management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:
Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com